UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2016

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2017	
Estimated average burden	
Hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2016__ AND ENDING __12/31/2016__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UCAP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 West 42nd Street, 15th Floor

(No. and Street)

New York   **NY**   **10036**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wasitowski   **516-680-6630**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP

(Name – if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **David Wasitowski** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

UCAP Securities LLC _____, as

of **December 31** _____, 20 **16** _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

CCO/FINOP
Title


_____
Notary Public



AMINE OULD IBBAT
Notary Public, State of New York
No. 01OU6121096
Qualified in Westchester County
Commission Expires January 10, 2021

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
UCAP Securities, LLC
130 West 42nd Street – 15th Floor
New York, NY 10036

We have audited the accompanying statement of financial condition of UCAP Securities LLC (the Company) as of December 31, 2016 and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UCAP Securities LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in the Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of the UCAP Securities LLC's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 31, 2017

UCAP SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$336,009
Prepaid expenses	8,787
Total Assets	$344,796

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$ 17,065
Commitments and contingencies	
Member's equity	327,731
Total Liabilities and Member's Equity	$344,796

The accompanying notes are an integral part of these financial statements.

UCAP SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE:

Interest income	$ -

EXPENSES:

Professional fees	231,437
Payroll	151,570
Travel & meals	19,541
Office	9,000
Membership fees	3,149
Other	3,031
	417,728

Net Loss	$(417,728)

The accompanying notes are an integral part of these financial statements.

UCAP SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Equity at December 31, 2015	$ 250,459
Contributions of Capital	495,000
Net Loss	(417,728)
Equity at December 31, 2016	$ 327,731

The accompanying notes are an integral part of these financial statements.

UCAP SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (417,728)
Adjustments to reconcile Net Loss to Cash	
from Operating Activities:	
Increase in Prepaid Expenses	(8,788)
Increase in Accounts Payable	10,316
NET CASH (USED IN) OPERATING ACTIVITIES	(416,200)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	495,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	495,000
NET INCREASE IN CASH	78,800
CASH AT BEGINNING OF YEAR	257,209
CASH AT YEAR END	$ 336,009

The accompanying notes are an integral part of these financial statements.

UCAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS:
FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION:
UCAP Securities LLC (The "Company"), a limited liability company, was organized in the State of Delaware for the purpose of doing business in the State of New York. The Company became a member of the Financial Industry Regulatory Authority, Inc. (FINRA) in June 2015.

CONCENTRATION OF RISK:
As of December 31, 2016 the People's Bank bank statement indicated a balance of $336,009. There were no other bank or brokerage accounts maintained. This amount is held in a non-interest bearing account. The funds are insured by the FDIC except funds in excess of $250,000 at any given time during the year. The Company intends to clear through Pershing, via a sub-clearing arrangement.

SUBSEQUENT EVENTS:
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through February 28, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2016.

CASH AND CASH EQUIVALENTS:
Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

BASIS OF ACCOUNTING:
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies. Regulatory requirements require that the broker-dealer of securities be reported separately.

USE OF ACCOUNTING ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

REVENUE RECOGNITION:
Revenues from investment banking services are recognized when the transaction is signed or the closing is imminent. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

UCAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS (continued):
FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1 – STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued):

INCOME TAXES:
No provision for federal and state income taxes has been made in these financial statements, as these taxes are the responsibility of the member under this form of organization.

GOING CONCERN:
During the year ended December 31, 2016, the Company had a net loss of $417,729 and negative cash flow from operating activities of $416,200. The Company's operating deficit during 2016 was funded by capital contributions from the Parent totaling $495,000. The Company expects that it will require additional capital contributions from the Parent to support its operations for the year ended December 31, 2017, and the Parent stated it will continue to provide such support to the Company for the foreseeable future. Having considered this information and the Parent's ability to continue to support the Company's operations, management continues using the going concern basis in preparing the Company's financial statements, which assumes that the Company will continue in operation for the foreseeable future.

NET CAPITAL REQUIREMENTS:
UCAP Securities LLC (a limited liability company) is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that maintenance of minimum net capital and requires that that ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, UCAP Securities LLL had net capital of $318,944 after adjustments for non-allowable assets, which was $313,944 in excess of its required net capital. UCAP Securities' net capital ratio was .05 to 1.

COMMITMENTS AND CONTINGENCIES:
The Company had no significant contingent liabilities requiring disclosure in the financial statements.

UCAP SECURITIES LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

FOR THE YEAR ENDED DECEMBER 31, 2016

Total Member's Equity			$	327,731
Deduction of Non-Allowable Assets:				
Prepaid expenses				(8,787)
Net Capital, as defined			$	318,944
Computation of basic net capital requirement				
Aggregate indebtedness	$	17,065		
Minimum net capital requirement (6 and 2/3% of aggregate indebtedness)			$	1,138
Minimum dollar net capital requirement			$	5,000
Net capital requirement			$	5,000
Excess Net Capital			$	313,944
Ratio Of Aggregate Indebtedness To Net Capital				.05 to 1

There are no material difference between the net capital computation shown above and that computation filed pursuant to SEC Rule 17a-5 in January 2017.

UCAP SECURITIES LLC

SCHEDULE II -
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

UCAP SECURITIES LLC

SCHEDULE III -
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
DECEMBER 31, 2016

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street. New York. NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner. C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin. C.P.A.
jsipkin@lernersipkin.com

To the Members of
UCAP Securities LLC
130 West 42nd Street – 15th Floor
New York, NY 10036

<u>Report of Independent Registered Public Accounting Firm</u>

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UCAP Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which UCAP Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the "exemption provisions") and (2) UCAP Securities LLC stated that UCAP Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. UCAP Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UCAP Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner: Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 31, 2017

UCAP Securities LLC
Exemption Report
December 31, 2016

UCAP Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the entire period January 1, 2016 through December 31, 2016 without exception.

I, David Wasitowski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CCO/FINOP

February 28, 2017